444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-15

PolyMet Receives Interim Order for Proposed Arrangement with Glencore and Provides Details of Shareholders' Meeting

St. Paul, Minn., September 28, 2023 - PolyMet Mining Corp. ("PolyMet" or the "Company") (TSX: POM; NYSE American: PLM) announced today that the Supreme Court of British Columbia (the "Court") has granted an interim order (the "Interim Order") in connection with the previously announced statutory plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia), pursuant to which, among other things and subject to the satisfaction or waiver of all applicable conditions precedent, Glencore AG ("Glencore") will acquire the approximately 17.8% of the issued and outstanding common shares of the Company that Glencore does not currently own (the "Minority Shares") for US$2.11 in cash per share, subject to approval by PolyMet shareholders, final Court approval and other customary closing conditions (the "Arrangement"). The Interim Order authorizes the calling and holding of a special meeting (the "Special Meeting") of the Company's shareholders.

The purchase price of US$2.11 per share reflects a 167% premium to PolyMet's closing price of US$0.79 per share on the NYSE American on June 30, 2023, being the last trading day prior to the announcement of Glencore's non-binding proposal to acquire PolyMet.

The Board of Directors of the Company (the "Board") (excluding conflicted directors), unanimously determined that the Arrangement is in the best interests of the Company and fair to the holders of Minority Shares. The Board recommends that the holders of Minority Shares vote in favor of the resolution relating to the Arrangement at the Special Meeting.

Details of Special Meeting of Shareholders and Implementation of Arrangement

The Interim Order authorizes and orders that the Special Meeting be held on Wednesday, November 1, 2023 at 9:00 a.m. (Pacific time) in person and in virtual format. Shareholders of record as of the close of business on September 22, 2023, are entitled to receive notice of, to participate in, and to vote their shares at the Special Meeting. The management proxy circular (the "Circular") and related proxy materials in respect of the Special Meeting will be filed under PolyMet's profiles on SEDAR+ at www.sedarplus.ca, and will be mailed to shareholders. A final Schedule 13E-3 Transaction Statement (the "Schedule 13E-3"), which includes the Circular and related proxy materials, will be filed with the U.S. Securities and Exchange Commission ("SEC") and will be available under PolyMet's profile on EDGAR at www.sec.gov. Details of the Special Meeting and how shareholders or their duly appointed proxyholders can attend, access and participate in the Special Meeting will be set out in the Circular.

Implementation of the Arrangement is subject to the approval of: (i) at least two-thirds (66⅔%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Special Meeting, voting as a single class; and (ii) because the proposed Arrangement is subject to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), a simple majority (more than 50%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Special Meeting, excluding the votes cast by Glencore and its affiliates and the votes cast by holders of common shares of PolyMet otherwise required to be excluded under MI 61-101.

In addition to the receipt of the requisite approval of the shareholders of the Company, the completion of the Arrangement is subject to the final approval of the Arrangement by the Court, and the satisfaction or waiver of the other customary conditions to completion of the Arrangement.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex; however, legal challenges contesting various aspects of NorthMet federal and state permits and decisions are ongoing. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

M: +1 (651) 964-9729

Email: brichardson@polymetmining.com

Shareholder Communications

Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184 (or 416-304-0211 for shareholders outside North America)
Email: assistance@laurelhill.com

PolyMet Disclosures

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include all statements that do not relate solely to historical or current facts, such as statements regarding PolyMet's expectations, intentions or strategies regarding the future, including strategies or plans as they relate to the Arrangement. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the Arrangement, including the anticipated timing of the Special Meeting and of the completion of the Arrangement, and other statements that are not historical facts. Because such statements are based on expectations as to future results and are not statements of fact, actual results may differ materially from those projected and are subject to a number of known and unknown risks and uncertainties, including: (i) uncertainties relating to the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approval (including the minority approval), and final Court approval; (ii) risks relating to the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement; (iii) risks and uncertainties relating to present and future business strategies; and (iv) local and global economic condition risks. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder (including the minority approval) and final Court approval, the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement or the ability of the Board of Directors to consider and approve, subject to compliance by the Company of its obligations in this respect under the agreement providing for the Arrangement, a superior proposal for the Company. All such factors are difficult to predict and are beyond PolyMet's control. While the list of risks and uncertainties presented here is, and the discussion of risks and uncertainties to be presented in the information circular will be, considered representative, no such list or discussion should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, and legal liability to third parties and similar risks, any of which could have a material adverse effect on the completion of the Arrangement and/or PolyMet's consolidated financial condition and results of operations. In light of the significant uncertainties in these forward-looking statements, PolyMet cannot assure you that the forward-looking statements in this communication will prove to be accurate, and you should not regard these statements as a representation or warranty by PolyMet, its directors, officers or employees or any other person that PolyMet will achieve its objectives and plans in any specified time frame, or at all.

The forward-looking statements speak only as of the date they are made. PolyMet undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Specific reference is also made to risk factors and other considerations underlying forward-looking statements discussed in the Circular under the heading "Risk Factors", PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the SEC.

The Annual Report on Form 40-F also contains the Company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.